Exhibit 8.1
OPINION OF ALSTON & BIRD LLP
November 1, 2007
NNN Realty Advisors, Inc.
1551 North Tustin Avenue
Suite 300
Santa Ana, CA 92705

Re:	Proposed Reorganization Involving NNN Realty Advisors, Inc., Grubb & Ellis Company and B/C Corporate Holdings, Inc.
Ladies and Gentlemen:
     We have served as counsel to NNN Realty Advisors, Inc., a Delaware corporation (“Company”), in connection with the proposed reorganization by and among Company, Grubb & Ellis Company, a Delaware corporation (“Parent”), and B/C Corporate Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of May 22, 2007 (the “Agreement”), which provides for the merger of Merger Sub with and into Company (the “Merger”). In our capacity as counsel to Company, our opinion has been requested with respect to certain of the federal income tax consequences of the Merger. All terms used herein without definition shall have the respective meanings specified in the Agreement, and unless otherwise specified, all section references herein are to the Internal Revenue Code of 1986, as amended (the “Code”).
     Pursuant to the Merger, and as more fully described in the Agreement, at the Effective Time, each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. Additionally, each share of Company Common Stock owned by the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist and no payment shall be made with respect thereto. Except with respect to Dissenting Shares, fractional shares (as discussed in the Agreement) and shares to be canceled as previously discussed, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.88 of a validly issued, fully paid and nonassessable share of Parent Common Stock, subject to certain adjustments in accordance with the Agreement. At the Effective Time, all shares of Company Common Stock converted into the shares of Parent

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NNN Realty Advisors, Inc.
November 1, 2007

Common Stock pursuant to the Agreement shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration and a check for any cash in lieu of fractional shares of Parent Common Stock upon the surrender of such certificate in accordance with the Agreement and in each case without interest. At the Effective Time, any adjustments that must be made in regards to Company or Parent Common Stock must be adjusted in the manner outlined in the Agreement. Additionally, treatment of Company Stock Options and Company Restricted Stock that are outstanding at the Effective Time whether or not exercisable shall be converted in the manner outlined in the Agreement.
     In rendering the opinions expressed herein, we have examined such documents as we deemed appropriate, including the Agreement. In addition, we have assumed, with the consent of Parent and Company, that the Agreement, together with its Exhibits, accurately and completely describes the Merger and that the Merger will be consummated in accordance with the actual terms of the Agreement.
     In rendering the opinions expressed herein, we have relied, with the consent of Parent, Company, and Merger Sub, upon the accuracy and completeness of the factual statements and factual representations (which factual statements and factual representations we have neither investigated nor verified) contained in the certificates of Parent and Company provided to us dated as of the date hereof and at the Closing (together, the “Certificates”), which we have assumed are complete and accurate as of the date hereof and at the Closing and will be true at the Effective Time.
     Based on the foregoing, we are of the opinion that, under currently applicable federal income tax law, the acquisition by Company of substantially all of the assets and the liabilities of Merger Sub solely in exchange for Parent Common Stock will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Parent, Merger Sub, and Company will each be a “party to the reorganization” within the meaning of section 368(b) of the Code.
     The opinions expressed herein are based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. Our opinions are based solely on the documents that we have examined, and the factual statements and representations set out in the Certificates, which we have assumed are true at the date hereof and at the Closing, and will be true at the Effective Time. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax treatment of the Merger stated in such documents or any of the factual statements or factual representations set out in the Certificates are, or later become, inaccurate. Our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger, including for

NNN Realty Advisors, Inc.
November 1, 2007

example any issues related to intercompany transactions, accounting methods, or changes in accounting methods resulting from the Merger, or the consequences of the Merger under state, local or foreign law.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.
Very truly yours,
/s/ Alston & Bird LLP